UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

First Security Group, Inc.
(Name of Issuer)

Voting Common Stock, $0.01 par value per share
(Title of Class of Securities)

33612202
(CUSIP Number)

Joshua Nash
Ulysses Management LLC
One Rockefeller Plaza
New York, New York 10020
(212) 455-6200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 11, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box . ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33612202	SCHEDULE 13D	Page 2 of 13

1			NAMES OF REPORTING PERSONS Ulysses Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☐
3			SEC USE ONLY
4			SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5			CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6			CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	6,000,000*
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	6,000,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		6,000,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		9.6%**
14			TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	See Item 4. Represents 5,130,000 shares owned directly by Ulysses Partners, L.P. and 870,000 shares directly owned by Ulysses Offshore Fund, Ltd..

**
Based on information provided by the Issuer, the percentage calculation assumes 62,423,367 shares of Common Stock of the Issuer outstanding as of April 12, 2013 following consummation of the transactions described herein.

CUSIP No. 33612202	SCHEDULE 13D	Page 3 of 13

1			NAMES OF REPORTING PERSONS Ulysses Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☐
3			SEC USE ONLY
4			SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5			CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6			CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	5,130,000*
	9.	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	5,130,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		5,130,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		8.2%**
14			TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	See Item 4. Represents shares owned directly by Ulysses Partners, L.P.

**
Based on information provided by the Issuer, the percentage calculation assumes 62,423,367 shares of Common Stock of the Issuer outstanding as of April 12, 2013 following consummation of the transactions described herein.

CUSIP No. 33612202	SCHEDULE 13D	Page 4 of 13

1			NAMES OF REPORTING PERSONS Joshua Nash LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☐
3			SEC USE ONLY
4			SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5			CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6			CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	5,130,000*
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	5,130,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		5,130,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		8.2%**
14			TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	See Item 4. Represents shares owned directly by Ulysses Partners, L.P.

**
Based on information provided by the Issuer, the percentage calculation assumes 62,423,367 shares of Common Stock of the Issuer outstanding as of April 12, 2013 following consummation of the transactions described herein.

CUSIP No. 33612202	SCHEDULE 13D	Page 5 of 13

1			NAMES OF REPORTING PERSONS Joshua Nash
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☐
3			SEC USE ONLY
4			SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5			CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6			CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	6,000,000*
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	6,000,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		6,000,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		9.6%**
14			TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	See Item 4. Represents 5,130,000 shares owned directly by Ulysses Partners, L.P. and 870,000 shares owned directly by Ulysses Offshore Fund, Ltd.

**
Based on information provided by the Issuer, the percentage calculation assumes 62,423,367 shares of Common Stock of the Issuer outstanding as of April 12, 2013 following consummation of the transactions described herein.

CUSIP No. 33612202	SCHEDULE 13D	Page 6 of 13

1			NAMES OF REPORTING PERSONS Ulysses Offshore Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☐
3			SEC USE ONLY
4			SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5			CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6			CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	870,000*
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	870,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		870,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		1.4%**
14			TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	See Item 4. Represents shares owned directly by Ulysses Offshore Fund, Ltd..

**
Based on information provided by the Issuer, the percentage calculation assumes 62,423,367 shares of Common Stock of the Issuer outstanding as of April 12, 2013 following consummation of the transactions described herein.

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock, par value $0.01  per share (the “Common Stock”) of First Security Group, Inc., a Tennessee corporation (the “Issuer”), having its principal executive offices at 531 Broad Street, Chattanooga, Tennessee 37402.

Item 2.	Identity and Background.

(a) – (b)                      This Schedule 13D is being filed by:

Ulysses Management LLC, a Delaware limited liability company (“Ulysses Management”); (ii) Ulysses Partners, L.P., a Delaware limited partnership (“Ulysses Partners”); (iii) Ulysses Offshore Fund, Ltd, an exempted company incorporated and existing under the laws of the Cayman Islands (“Ulysses Offshore,” and collectively with Ulysses Partners, the “Ulysses Purchasers”); (iv) Joshua Nash LLC, a Delaware limited liability company (“Nash LLC”); and (v) Joshua Nash, who is a United States citizen (“Mr. Nash”) (each individually, a “Reporting Person” and collectively, the “Reporting Persons”).

The principal business address of each of the Reporting Persons is c/o Ulysses Management LLC, One Rockefeller Plaza, New York, New York 10020.

The principal business of Ulysses Management is providing discretionary asset management services for clients in a diverse range of investments, including hedge funds, private and public company securities and real estate.  Ulysses Management is a registered investment advisor and serves as the management company to Ulysses Partners and Ulysses Offshore.  Ulysses Offshore has entered into an investment management agreement with Ulysses Management Offshore LLC (“Ulysses Management Offshore”) of which Joshua Nash is the manager and principal owner.  Ulysses Management provides investment management services to Ulysses Offshore on behalf of Ulysses Management Offshore.

The principal business of Ulysses Partners is investing as a private investment fund in a diverse portfolio of securities.

The principal business of Ulysses Offshore is investing as a private investment fund in a diverse portfolio of securities.

The principal business of Nash LLC is acting as the managing general partner of Ulysses Partners.

(c)           The principal occupation of Mr. Nash is serving as an executive of Ulysses Management and related entities.  Mr. Nash is the managing member of Ulysses Management, the sole member of Nash LLC, which is the managing general partner of Ulysses Partners, and the President of Ulysses Offshore.

(d)           During the last five years, none of the Reporting Persons has been a convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors);

(e)           During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           See Item 2(a) – (b) above for citizenship of each of the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth or incorporated in Item 4 is incorporated by reference herein.  The aggregate purchase price of the 6,000,000 shares of Common Stock collectively purchased by the Ulysses Purchasers on April 11 and 12, 2013 pursuant to the transactions described in this Schedule 13D was $9,000,000.

The payment of the aggregate purchase price for these shares was funded by working capital.

Item 4.	Purpose of Transaction.

On April 11 and 12, 2013, the Ulysses Purchasers consummated an aggregate purchase of 6,000,000 shares of the Company’s Common Stock.  Of the 6,000,000 aggregate shares purchased, Ulysses Partners purchased 574,000 from the United States Department of the Treasury (the “Treasury”) pursuant to a Stock Purchase Agreement between Ulysses Partners and the Treasury, dated as of April 9, 2013 (the “TARP Securities Purchase Agreement”), following the Treasury’s exchange of certain shares of the Company’s fixed Rate Cumulative Perpetual Preferred Stock, Series A and a warrant to purchase shares of the Company’s Common Stock for shares of Common Stock pursuant to an Exchange Agreement, dated February 25, 2013, between the Company and the Treasury.  The balance of 5,426,000 shares of Common Stock were purchased by the Ulysses Purchasers pursuant to a the Stock Purchase Agreement, dated as of February 25, 2013, between the Company, Ulysses Partners and Ulysses Offshore (the “Purchase Agreement”), with 4,556,000 of such shares being purchased by Ulysses Partners and 870,000 of such shares being purchased by Ulysses Offshore.

The Ulysses Purchasers acquired the Common Stock for investment purposes.  The investment was not motivated by an intent to exercise control, directly or indirectly, over the management, policies or business operations of the Company.

Subject to the limitations imposed by the Purchase Agreement and applicable federal and state securities laws, the Reporting Persons may seek to dispose of the Common Stock (including, without limitation, distributing some or all of the Common Stock to the Reporting Persons’ respective members, partners, stockholders or beneficiaries, as applicable) from time to time, subject to market conditions and other investment considerations.  To the extent permitted by the Purchase Agreement and applicable bank regulatory limitations, each Reporting Person may directly or indirectly acquire additional shares of Common Stock or associated rights or securities exercisable for or convertible into Common Stock, depending upon an ongoing evaluation of its investment in Common Stock and securities exercisable for or convertible into Common Stock, applicable legal restrictions, prevailing market conditions, liquidity requirements of such Reporting Person and/or other investment considerations.

To the extent permitted under the Purchase Agreement and passivity commitments described below, the Reporting Persons may engage in discussions with management, the board of directors, other stockholders of the Company and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Company.

Pursuant to the terms of the Purchase Agreement and subject to any applicable legal and regulatory requirements, including approval of the appropriate bank regulatory authorities, Ulysses Partners is entitled to designate one person (the “Designated Director”) to serve as a director of the Company and the Company’s bank subsidiary, FSGBank, National Association (the “Bank”), and any respective committees thereof.  The Company has agreed to nominate such Designated Director for election to the board of directors of the Company and the Bank for so long as Ulysses Partners retains ownership of at least 50% of the Common Stock it acquired in the transaction.  Pursuant to these provisions, Ulysses Partners has designated Mr. Adam G. Hurwich, a portfolio manager with Ulysses Management, as its Designated Director.

Pursuant to the Purchase Agreement, so long as the Ulysses Purchasers and their affiliates beneficially own at least 5% of the Company’s outstanding Common Stock, the Ulysses Purchasers also have the right to designate a person to attend meetings of the Company board and bank board as a non-voting observer.

The foregoing reference to and description of the Purchase Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Form of Purchase Agreement, which is attached hereto as Exhibit 2 and incorporated herein by reference.

Other than as described in this Item 4, each of the Reporting Persons has no present plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, and 6 is incorporated by reference herein.

(a) - (b)

Reporting Person	Amount Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or Direct the Disposition
Ulysses Management LLC	6,000,000	9.6%	0	6,000,000	0	6,000,000
Ulysses Partners, L.P.	5,130,000	8.2%	0	5,130,000	0	5,130,000
Joshua Nash LLC	5,130,000	8.2%	0	5,130,000	0	5,130,000
Joshua Nash	6,000,000	9.6%	0	6,000,000	0	6,000,000
Ulysses Offshore Fund, Ltd.	870,000	1.4%	0	870,000	0	870,000

With respect to the shares reported as beneficially owned by the Reporting Persons, (i) Ulysses Management, in its capacity as investment manager, may be deemed to share voting and investment power over the shares beneficially owned by Ulysses Partners and Ulysses Offshore; (ii) Nash LLC, as the managing general partner of Ulysses Partners, may be deemed to share voting and investment power over the shares beneficially owned by Ulysses Partners; and (iii) Mr. Nash, as an executive of Ulysses Management, the sole member of Nash LLC and the President of Ulysses Offshore, may be deemed to share voting and investment power over the shares beneficially owned by each of Ulysses Management, Ulysses Partners and Ulysses Offshore.

(c)           Except as set forth in this Schedule 13D, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any person named in Item 2, has engaged in any transaction during the past 60 days involving the securities of the Issuer.

(d)           Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer referred to in this Item 5.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth or incorporated in Items 2, 3 and 4 is incorporated herein by reference.

On February 25, 2013, the Ulysses Purchasers entered into the Purchase Agreement with the Company pursuant to which the Ulysses Purchasers agreed, subject to the terms and conditions of the Amended Purchase Agreement, to invest collectively $9,000,000 in the Company through an aggregate purchase of 6,000,000 shares of Common Stock at a price of $1.50 per share.  Pursuant to the Purchase Agreement, the Company directed Ulysses Partners to purchase 574,000 shares of its Common Stock investment from the Treasury pursuant to the TARP Securities Purchase Agreement.  The sale of these shares from Treasury to Ulysses Partners was consummated on April 11, 2013; the purchase by Ulysses Partners of the remaining 4,556,000 shares of its investment in Common Stock and Ulysses Offshore of its investment in 870,000 shares of Common Stock were consummated on April 12, 2013 pursuant to the terms of the Purchase Agreement.

The following is a description of certain terms of the Purchase Agreement:

Representations and Warranties.  Customary representations and warranties were made by the Company to the Ulysses Purchasers relating to the Company, its business and the issuance of the Common Stock, as well as customary representations and warranties by the Ulysses Purchasers to the Company.  The Company agreed to indemnify the Ulysses Purchasers and their affiliates for breaches of its respective representations and warranties, subject to certain limitations.

Board Representation.  Subject to any applicable legal and regulatory requirements, including approval of the appropriate bank regulatory authorities, Ulysses Partners is entitled to designate one person (the “Designated Director”) to serve as a director of the Company and the Company’s bank subsidiary, FSGBank, National Association (the “Bank”) , and any respective committees thereof.  The Company has agreed to nominate such Designated Director for election to the board of directors of the Company and the Bank for so long as Ulysses Partners retains ownership of at least 50% of the Common Stock it acquired in the transaction.  Pursuant to these provisions, Ulysses Partners has designated Mr. Adam G. Hurwich, a portfolio manager with Ulysses Management, as its Designated Director.  For so long as the Ulysses Purchasers and their affiliates beneficially own at least 5% of the Company’s outstanding Common Stock, the Ulysses Purchasers also have the right to designate a person to attend meetings of the Company board and bank board as a non-voting observer.

Avoidance of Control.  Neither the Company nor any of its subsidiaries will take any action that would reasonably be expected to pose a substantial risk that would cause the ownership of Company voting securities by any Ulysses Purchaser, together with its affiliates (as such term is used under the Bank Holding Company Act of 1956, as amended), to exceed 9.9% of such class, without the prior written consent of such Ulysses Purchaser.

Registration Rights.  The Company has granted the Ulysses Purchasers customary registration rights with respect to the Common Stock held by the Ulysses Purchasers from time to time.  Pursuant to such registration rights, the Company has agreed to prepare and file with the Securities and Exchange Commission a shelf registration statement covering the resale of the Common Stock (or, if permitted by securities laws, otherwise designate an existing shelf registration statement to cover the resale of the Common Stock) as promptly as practicable, subject to certain deadlines.

Gross-Up Rights.  So long as a Ulysses Purchaser, together with its affiliates, owns 5% or more of the outstanding shares of Common Stock, if the Company makes any public or nonpublic sale of any equity not contemplated by the Purchase Agreement, such Ulysses Purchaser will hold gross-up rights by which it may purchase sufficient securities, on the same or similar terms as offered to other investors, to maintain its proportionate equivalent interest in the Common Stock immediately prior to any such issuance of any such new securities.

The foregoing reference to and description of the Purchase Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Form of Purchase Agreement, which is attached hereto as Exhibit 2 and incorporated herein by reference.

In connection with the acquisition of Common Stock by the Ulysses Purchasers, the Ulysses Purchasers, certain other Reporting Persons and affiliated parties of the Reporting Persons made certain passivity commitments to the Board of Governors of the Federal Reserve System to ensure that the Ulysses Purchasers and its affiliates will not, among other things, exercise or attempt to exercise a controlling influence over the management or policies of the Company or any of its subsidiaries.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons entered into an agreement on April 18, 2013, with respect to the joint filing of this Statement and any amendment or amendments hereto (the “Joint Filing Agreement”).  The Joint Filing Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

Except as referenced above or as described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

Item 7.                      Material to be filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated April 18, 2013, between Ulysses Management LLC, Ulysses Partners, L.P, Joshua Nash LLC, Joshua Nash and Ulysses Offshore Fund, Ltd.

Exhibit 2
Form of Stock Purchase Agreement, dated as of February 25, 2013, between First Security Group, Inc., Ulysses Partners, L.P. and Ulysses Offshore Fund, Ltd., (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed February 26, 2013)

Exhibit 3
Form of TARP Securities Purchase Agreement by and between the United States Department of the Treasury and Ulysses Partners, L.P. dated as of April 9, 2013 (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed February 26, 2013)

[Intentionally Left Blank]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: April 18, 2013

ULYSSES MANAGEMENT LLC

By:	/s/ Joshua Nash
Name:	Joshua Nash
Title:	Managing Member

ULYSSES PARTNERS, L.P.

By:	/s/ Joshua Nash
Name:	Joshua Nash
Title:	Managing Member of Joshua Nash LLC, the Managing General Partner of Ulysses Partners, L.P.

JOSHUA NASH LLC

By:	/s/ Joshua Nash
Name:	Joshua Nash
Title:	Member

JOSHUA NASH

By:	/s/ Joshua Nash
Name:	Joshua Nash

ULYSSES OFFSHORE FUND, LTD.

By:	/s/ Joshua Nash
Name:	Joshua Nash
Title:	President

EXHIBIT INDEX

Exhibit No.

1	Joint Filing Agreement, dated April 18, 2013, between Ulysses Management LLC, Ulysses Partners, L.P, Joshua Nash LLC, Joshua Nash and Ulysses Offshore Fund, Ltd.

2
Form of Stock Purchase Agreement, dated as of February 25, 2013, between First Security Group, Inc., Ulysses Partners, L.P. and Ulysses Offshore Fund, Ltd., (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed February 26, 2013)

3
Form of TARP Securities Purchase Agreement by and between the United States Department of the Treasury and Ulysses Partners, L.P. dated as of April 9, 2013 (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed February 26, 2013)